SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 7


                             OfficeMax Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    67622P101
         --------------------------------------------------------------
                                 (CUSIP Number)

                                Robert T. Needham
                             K Capital Partners, LLC
                                  75 Park Place
                                Boston, MA 02116
                                 (617) 646-7728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 10, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                   -----------------------
CUSIP No. 67622P101              SCHEDULE 13D            Page 2
----------------------                                   -----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[ ]
                                                                        (b)[ ]


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      1,402,465 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             1,402,465 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,402,465 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.981%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN

--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101              SCHEDULE 13D               Page 3
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      3,134,790 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             3,134,790 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       3,134,790 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.428%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       PN
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101              SCHEDULE 13D               Page 4
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     K Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      4,537,255 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             4,537,255 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       4,537,255 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.409%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------

--------------------------                                  --------------------
CUSIP No. 67622P101              SCHEDULE 13D               Page 5
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Harwich Capital Partners, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      4,537,255 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             4,537,255 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       4,537,255 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.409%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Abner Kurtin
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      4,537,255 shares of Common Stock

  NUMBER OF     ----------------------------------------------------------------
   SHARES       8     SHARED VOTING POWER
BENEFICIALLY          0 shares of Common Stock
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON             4,537,255 shares of Common Stock
    WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       4,537,255 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions)                                                         [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.409%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 7 (this "Amendment") relates to the Schedule 13D filed on behalf of K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnerships"), K Capital Partners, LLC (the "General Partner"), Harwich Capital Partners, LLC ("Harwich") and Abner Kurtin (collectively, the "Reporting Persons") with the Securities and Exchange Commission on February 25, 2005, as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on April 11, 2005, Amendment No. 3 filed on April 25, 2005, Amendment No. 4 filed on October 27, 2005, Amendment No. 5 filed on November 14, 2005 and Amendment No. 6 filed on December 27, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $2.50 per share ("Common Stock"), of OfficeMax Incorporated (the "Company").

      Items 4, 5 and 7 of the Schedule 13D are amended and supplemented as follows:

Item 4. Purpose of Transaction.

      On January 10, 2006, the Reporting Persons sent a letter to the Board of Directors of the Company (the "Board") urging the Board to pursue a sale of the Company. A copy of the letter is attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on November 3, 2005, that as of October 31, 2005, the Company had 70,798,868 shares of Common Stock outstanding:

            (i) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 1,402,465 shares, or 1.981%, of the Company's Common Stock.

            (ii) Special K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 3,134,790 shares, or 4.428%, of the Company's Common Stock.

            (iii) The General Partner, as general partner of the Partnerships, may be deemed to beneficially own 4,537,255 shares, or 6.409%, of the Company's Common Stock.

            (iv) Harwich, as managing member of the General Partner, may be deemed to beneficially own 4,537,255 shares, or 6.409% of the Company's Common Stock.

            (v) Abner Kurtin, as managing member of Harwich, may be deemed to beneficially own 4,537,255 shares, or 6.409%, of the Company's Common Stock.

            Each of the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

      (b) The table below sets forth for each Reporting Person the number of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:


                                          Special K
                             K Capital     Capital
                              Offshore     Offshore
                               Master       Master                  Harwich
                             Fund (U.S.   Fund (U.S.   K Capital    Capital
                              Dollar),     Dollar),    Partners,   Partners,     Abner
                                L.P.         L.P.         LLC         LLC       Kurtin
                                ----         ----         ---         ---      ------
Sole Power to Vote/ Direct
Vote                          1,402,465    3,134,790   4,537,255   4,537,255   4,537,255

Shared Power to Vote/
Direct Vote                           0            0           0           0           0

Sole Power to Dispose/
Direct Disposition            1,402,465    3,134,790   4,537,255   4,537,255   4,537,255

Shared Power to Dispose/
Direct Disposition                    0            0           0           0           0


      (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons since the Reporting Persons filed the Schedule 13D on December 27, 2005, except that:

            On January 4, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 185,460 shares of Common Stock on the open market, at an average price of $26.5726 per share.

            On January 4, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 414,540 shares of Common Stock on the open market, at an average price of $26.5726 per share.

            On January 5, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 587 shares of Common Stock on the open market, at an average price of $26.1432 per share.

            On January 5, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 1,313 shares of Common Stock on the open market, at an average price of $26.1432 per share.

            On January 9, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 23,183 shares of Common Stock on the open market, at an average price of $26.2213 per share.

            On January 9, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 51,817 shares of Common Stock on the open market, at an average price of $26.2213 per share.

            On January 10, 2006, K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 231,825 shares of Common Stock on the open market, at an average price of $26.5433 per share.

            On January 10, 2006, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. sold 518,175 shares of Common Stock on the open market, at an average price of $26.5433 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

      The following exhibit is incorporated herein by reference:

      EXHIBIT 1: Letter sent by K Capital Partners, LLC to the Board of Directors of OfficeMax Incorporated on January 10, 2006.

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2006

K CAPITAL PARTNERS, LLC
By:  Harwich Capital Partners, LLC, managing member


By:   /s/ Robert T. Needham
      ----------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


HARWICH CAPITAL PARTNERS, LLC

By:   /s/ Robert T. Needham
      ----------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:   /s/ Robert T. Needham
      ----------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


SPECIAL K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.
By:  K Capital Partners, LLC, general partner
By:  Harwich Capital Partners, LLC, managing member

By:   /s/ Robert T. Needham
      ----------------------------
      Name: Robert T. Needham
      Title: Chief Administrative Officer


ABNER KURTIN

/s/ Abner Kurtin
----------------------------
Abner Kurtin